aflease
gold and uranium resources
Block A, Empire Pa
55 Empire Road, Parktown
Tel: +27 11 482 3605
Fax: +27 11 482 3604

Postnet Suite 271
Private Bag X30500
Houghton, 2041
www.aflease.com

23 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

File No: 82-34632

Dear Sir/Madam,

Re: Submission of Public Information

We hereby submit on behalf of The Afrikander Lease Limited all information made public from 19 August 2005 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Should you require further information, please do not hesitate to contact us.

Kind Regards,

Christine Bannerman
Company Secretary
Aflease Gold & Uranium Resources Limited

Release Date: 2005/08/23 11:07:47 AM

Aflease/Sub Nigel - Acquisition of a majority shareholding in Sub Nigel and

cautionary announcement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease")
Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 & Share Code : SBN
("Sub Nigel")

Acquisition of a majority shareholding in Sub Nigel and Cautionary Announcement

The Transaction.

The Board of Directors of Sub Nigel (the Board) has been approached by Aflease stating its desire to acquire a majority shareholding in Sub Nigel ("the Transaction"). In terms of the Transaction, Aflease will dispose of the entire issued share capital of its wholly-owned subsidiary, New Kleinfontein Mining Company Limited ("NKMC") to Sub Nigel (``the Acquisition"). As consideration for the Acquisition Sub Nigel will issue fully-paid up shares in the ordinary share capital of Sub Nigel to Aflease.

Pursuant to the Transaction, the existing Sub Nigel shareholders will hold 20% of the merged entity, with the remainder, being 80%, held by Aflease.

Rationale

The rationale for the Transaction is to create a new gold vehicle incorporating Aflease's East Rand gold assets, including the high quality Modder East project, which is housed in NKMC, as well as Sub Nigel's East Rand and Free State gold assets.

The Board will appoint an independent sub-committee to consider the terms and conditions of the Transaction and will obtain appropriate external advice as to whether the Transaction is fair and reasonable to Sub Nigel shareholders.

Conditions

* the Transaction is subject to the following conditions precedent:
* the signature of a mutually satisfactory merger agreement between Aflease and Sub Nigel;
* the completion by Aflease of a legal due diligence in respect of Sub Nigel;
* the approval of the Transaction by the Board;
* the approval of the Transaction by the Canadian partners of Aflease * Southern Cross Resources Inc. This approval will be obtained by Aflease upon receipt of confirmation of acceptance of the Transaction by the Sub Nigel Board;
* the approval of the Transaction by the Aflease Board;
* the Securities Regulation Panel ("SRP") dispensing with the obligation that Aflease would have to make a mandatory offer to all Sub Nigel * * * * shareholders in terms of rule 8 of the SRP Code, if the majority of independent votes that can be cast by Sub Nigel shareholders at a meeting of Sub Nigel shareholders vote in favour of waiving the obligations that * * Aflease would have to make a mandatory offer to all Sub Nigel shareholders;
* the majority of the independent votes that can be cast by Sub Nigel shareholders at a meeting of Sub Nigel shareholders vote in favour of waiving the obligation that Aflease would have to make a mandatory

Nigel; and

* the requisite regulatory approvals being obtained, including the approval of the Competition Commission, the SRP, the South African Reserve Bank and the JSE.

Independent Shareholders

Two of the independent Sub Nigel shareholders, representing approximately 46% of the issued share capital of Sub Nigel, have so far irrevocably undertaken to vote in favour of the Transaction.

Timing

The Transaction is expected to be completed after the merger of Southern Cross Resources Inc with Aflease to create sxr URANIUM ONE ("sxr URANIUM ONE merger") as announced on SENS on 5 July 2005, and is not expected to affect the timing of the sxr URANIUM ONE merger.

Cautionary

Sub Nigel shareholders are accordingly advised to exercise caution when dealing in their respective shares until a further announcement is made containing the full details of the transaction and financial effects of the Transaction on Sub Nigel ordinary shareholders.

This Announcement does not constitute an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration thereunder. Any public offering will only be made by means of a prospectus that may be obtained from issuer and that will contain detailed information about the company and management, as well as financial statements.

Johannesburg

23 August 2005

Investment bank and sponsor to Aflease and transactional sponsor

Nedbank Capital

Attorneys

Deneys Reitz Attorneys

Sponsor to Sub Nigel

Sasfin

Date: 23/08/2005 11:08:09 AM Produced by the JSE SENS Department

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Release Date: 2005/08/23 11:08:43 AM

Aflease proposes to acquire a controlling shareholding in Sub Nigel

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & JSE Share Code: AFL

Aflease Gold and Uranium proposes to acquire a controlling shareholding in Sub Nigel

Aflease announced today that it wishes to acquire a majority shareholding in Sub Nigel Gold Mining Company Ltd. through the transfer of Aflease's wholly-owned New Kleinfontein Mining Company (NKMC) subsidiary to Sub Nigel in exchange for the issuance of ordinary shares in Sub Nigel (the Transaction).

If accepted, the Transaction would result in Aflease acquiring control and owning 80% of Sub Nigel pursuant to the implementation of the Transaction. Current Sub Nigel shareholders would own the 20% balance.

The new Sub Nigel - to be renamed Aflease Gold - would hold Aflease's East Rand gold assets, including the high quality Modder East project, which is housed in NKMC, as well as Sub Nigel's East Rand and Free State gold assets. Aflease Gold would continue to be listed on the JSE Ltd.

The Transaction exchange ratios were based on an independent assessment of reserves and resources of both Aflease and Sub Nigel, which was conducted by Steffen, Robertson and Kirsten (SRK). Based on recent Sub Nigel share prices, the merged entity would have an estimated market capitalisation of R416 million.

The successful implementation of the Transaction is subject to approval by the Sub Nigel board of directors, as well as the Aflease board, and to acceptance by a majority of Sub Nigel's shareholders.

The offer is conditional on Sub Nigel's shareholders waiving their rights to an offer to minorities in terms of the Securities Regulation Panel (SRP) code. The three largest shareholders of Sub Nigel -Gold Fields Ltd., Trinity Asset Management and Mr. Les Holmes - have agreed to support the Transaction.

The Transaction is also subject to approvals from the regulatory authorities who include the Competition Authorities, the JSE, the SRP and the South African Reserve Bank.

In commenting on today's Transaction, Neal Froneman, Aflease CE, said: "This Transaction starts the consolidation of the East Rand goldfields and creates a gold vehicle with high-quality assets. The Transaction will also achieve our recently announced objective of separately listing our pure gold assets. The combination of our gold assets is also in line with our stated strategy of operating in a shallow, low cost and low technical risk mining environment. We look forward to working with Sub Nigel and its shareholders in growing the value of our combined gold assets."

Adrian Reynolds, CE of Sub Nigel, said: "Our board will now consider the proposal, and will take independent advice. I welcome the proposa;, and believe there are significant synergies, which could be realized through the proposed merger. The proposal will also help to unlock the great potential of Sub Nigel, notably by enhancing our access to capital."

The Weltevreden Gold mine has not been included in the merger with Sub Nigel as Aflease is in the process of determining the uranium potential of the Weltevreden gold mine. Should this high quality gold mine not have any significant uranium potential it will at a later date, subject to the appropriate approvals, become part of the Sub Nigel asset base.

If the Transaction is accepted, Aflease's 80% stake in Sub Nigel would, upon completion of Aflease's previously announced planned merger with Southern Cross Resources Inc (Southern Cross), form part of the assets of sxr URANIUM ONE. The Transaction is accordingly subject to formal acceptance by Southern Cross, which

82-34632

"Just as we are planning to merge with Southern Cross to create a focused uranium business, we now intend to pursue a majority share in Sub Nigel in order to list our gold assets. We see this as the most efficient and cost- effective way of bringing our pure gold assets onto the Johannesburg bourse in a separate listing," said Froneman. "We see our interest in Sub Nigel as a strategic stake, and plan on retaining it, to give sxr URANIUM ONE shareholders the continuing benefit of exposure to gold," he said.

The Sub Nigel Transaction is expected to be completed after the formation of sxr URANIUM ONE, and is not expected to affect the timing of the sxr URANIUM ONE Transaction.

This press release does not constitute an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration thereunder. Any public offering will only be made by means of a prospectus that may be obtained from issuer and that will contain detailed information about the company and management, as well as financial statements.

Contacts:

Neal Froneman	+27 83 628 0226
Adrian Reynolds	+27 83 306 4707
John Fraser	+ 27 82 331 7330
Carol Smith	+ 27 82 338 2228

23 August 2005

Date: 23/08/2005 11:09:05 AM Produced by the JSE SENS Department

"Just as we are planning to merge with Southern Cross to create a focused uranium business, we now intend to pursue a majority share in Sub Nigel in order to list our gold assets. We see this as the most efficient and cost- effective way of bringing our pure gold assets onto the Johannesburg bourse in a separate listing," said Froneman. "We see our interest in Sub Nigel as a strategic stake, and plan on retaining it, to give sxr URANIUM ONE shareholders the continuing benefit of exposure to gold," he said.

The Sub Nigel Transaction is expected to be completed after the formation of sxr URANIUM ONE, and is not expected to affect the timing of the sxr URANIUM ONE Transaction.

This press release does not constitute an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from registration thereunder. Any public offering will only be made by means of a prospectus that may be obtained from issuer and that will contain detailed information about the company and management, as well as financial statements.

Contacts:

Neal Froneman	+27 83 628 0226
Adrian Reynolds	+27 83 306 4707
John Fraser	+ 27 82 331 7330
Carol Smith	+ 27 82 338 2228

23 August 2005

Date: 23/08/2005 11:09:05 AM Produced by the JSE SENS Department

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Release Date: 2005/08/31 02:57:07 PM

Aflease / Sub Nigel - Further irrevocable undertaking for the acquisition

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease")
Sub Nigel Gold Mining Company Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1984/006179/06)
ISIN: ZAE000006391 Share Code : SBN
("Sub Nigel")
Further irrevocable undertaking for the acquisition by Aflease of a majority shareholding in Sub Nigel ("the Transaction")
Further to the announcement released on SENS on 23 August 2005, Aflease and Sub Nigel ordinary shareholders are advised that Gold Fields Limited, which is a Sub Nigel shareholder representing 16.3% of the issued share capital of Sub Nigel, has irrevocably undertaken to vote in favour of the Transaction. This takes the percentage of independent Sub Nigel shareholders who have irrevocably undertaken to vote in favour of the Transaction to approximately 62.3%.
Johannesburg
31 August 2005
Investment bank and sponsor to Aflease
Nedbank Capital
Attorneys
Deneys Reitz Attorneys
Sponsor to Sub Nigel
Sasfin
Date: 31/08/2005 02:57:09 PM Produced by the JSE SENS Department

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Release Date: 2005/09/08 03:00:03 PM

Aflease Gold And Uranium Resources Limited - Trading Statement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")
TRADING STATEMENT
Shareholders are advised that due to the accounting treatment of derivative instruments in terms of SA GAAP, Aflease's financial results for the six months ended 30 June 2005 will be severely influenced by the adjustments on an outstanding convertible loan that the Company has with Eastbourne Capital Management, L.L.C. ("Eastbourne loan").
The aforementioned adjustment results in a non cashflow loss if the Company's share price rises, and accordingly, as a result of the phenomenal rise in the Company's share price for the interim period ended, the financial results have been negatively affected. The effect of these adjustments, is an anticipated decrease of 220% to 240% in both headline earnings and earnings per share, compared to those of the prior comparative period.
The conversion date for the Eastbourne loan is the 23 September 2005, the mechanisms for which conversion are set out in the Company's annual financial statements for the year ended 31 December 2004. Aflease, expects Eastbourne, the holder of the loan, to convert its loan into approximately 21 million shares on the conversion date. The result of the above transaction is that during September 2005 the loan will be converted into equity and this will reflect as such on the balance sheet. On conversion of the loan, Eastbourne is also awarded a free option for a further 21 million shares at R3.50 per share.
The financial information on which this trading statement is based has not been reviewed or reported on by the Company's auditors. The publication of the interim results is expected in late September 2005.
Johannesburg
8 September 2005
Investment bank and Sponsor
Nedbank Capital
Date: 08/09/2005 03:00:05 PM Produced by the JSE SENS Department

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Release Date: 2005/09/15 08:57:06 AM

Aflease - Acquisition of the entire issued share capital of Aflease SXR and

further cautionary announcement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

Acquisition of the entire issued share capital of Aflease by Southern Cross Resources Inc. ("SXR") ("the acquisition") and further cautionary announcement

1. Introduction

Further to the announcement released on SENS on 5 July 2005, Aflease ordinary shareholders are advised that Aflease and SXR have executed a definitive acquisition agreement, setting out the terms of the acquisition and including a proposed share consolidation of SXR ordinary shares in the ratio of 5:1 ("share consolidation").

2. Details of the acquisition

SXR wishes to acquire Aflease. To this end SXR will acquire the entire issued share capital of Aflease, in the ratio of 0,18 of one SXR common share for each Aflease ordinary share held, equivalent to a pre-consolidation ratio of 0,90, as announced previously. This will be rounded to the nearest whole number and credited as fully paid-up. SXR proposes to do this by way of a scheme of arrangement in terms of section 311 of the South African Companies Act 1973 (Act 61 of 1973), as amended ("Companies Act"), proposed by SXR between Aflease and the Aflease ordinary shareholders, excluding SXR ("the scheme"). The scheme requires the approval of a majority of Aflease ordinary shareholders, excluding SXR, representing not less than three-quarters of the votes exercisable by scheme members present and voting, either in person or by proxy, at the scheme meeting, the date of which will be announced in due course.

3. Opinions and recommendations

The board of directors of Aflease ("Aflease board") has, in terms of the Securities Regulation Code on Take-overs and Mergers, appointed an independent sub-committee. The independent sub committee has appointed EY Corporate Finance (Proprietary) Limited as an independent advisor, to advise the independent sub-committee on the terms and conditions of the acquisition and whether or not the acquisition is fair and reasonable to Aflease ordinary shareholders, pursuant to which the Aflease board will advise Aflease ordinary shareholders accordingly.

4. Due diligence investigations

SXR has successfully completed its technical due diligence on Aflease, utilising both its own technical staff and independent consultants and Aflease has also completed its confirmatory technical due diligence on SXR.

5. Financial effects

Financial effects of the acquisition will be made available to Aflease ordinary shareholders in due course.

6. The share consolidation

In addition, the Acquisition Agreement provides for a 5:1 share consolidation of SXR, concurrent with the implementation of the acquisition. Upon consolidation, each SXR shareholder will receive one new SXR common share for five SXR common shares currently held. Given the business scale and market capitalisation of the combined company, the boards of directors of both SXR and AFL have agreed to the share consolidation in order to both increase the capital raising options open to the combined company, as well as to enhance its investment appeal, particularly among international institutional investors.

common shares, pursuant to the implementation of the consolidation.
The issued share capital of Aflease, as at 14 September 2005, is 377,4 million ordinary shares, which will translate to approximately 67,9 million post consolidation common shares pursuant to the implementation of the acquisition. Accordingly, after the consolidation and acquisition the combined issued share capital of SXR will be approximately 83,3 million common shares.

7. Conditions precedent to the acquisition

The acquisition is subject to the fulfilment of the following conditions precedent:

- the approval of the acquisition by a majority of Aflease ordinary shareholders representing not less than three-quarters of the votes exercisable by Aflease shareholders present and voting either in person or by proxy, at the Aflease scheme meeting;
- the approval of the acquisition by the JSE, the Securities Regulation Panel and the South African Reserve Bank ("SARB");
- the SARB and the JSE granting approval for the secondary listing of SXR on the JSE and in the latter instance specifically for the listing of the requisite number of SXR shares on the JSE;
- the approval by the Competition Authorities of South Africa, if required, of the acquisition;
- a South African High Court ("Court") sanctioning the acquisition in terms of the Companies Act;
- the Registrar of South African Companies registering the Order of Court in South Africa;
- a material adverse change clause;
- the approval of the acquisition and the consolidation by a majority of votes cast at a special SXR common shareholder meeting; and
- SXR obtaining the requisite Canadian regulatory approvals.

8 Salient dates and times of the acquisition

Salient dates and times of the merger will be made available to Aflease ordinary shareholders when the scheme announcement is published.

9. Documentation to Aflease ordinary shareholders and further cautionary announcement.

A circular containing the final terms of the acquisition will be posted to Aflease ordinary shareholders in mid-October 2005.
Aflease ordinary shareholders are advised to continue to exercise caution in trading their Aflease ordinary shares until a further announcement is made.

10. Forward-looking Statement

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond Aflease's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the acquisition being approved and finalised are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.
The ordinary shares of Aflease Gold and Uranium Resources Limited ("AFL") and the common shares of Southern Cross Resources Inc. ("SXR") have not been and will not be registered under the U.S. Securities Act of 1933, as amended. This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from AFL and/or SXR and that will contain detailed information about these companies and management, as well as financial statements.

Johannesburg
15 September 2005
South African Investment Bank, Corporate Advisor and Sponsor
Nedbank Capital
Independent Reporting Accountants
PWC Inc.
South African Legal Counsel
Deneys Reitz
Financial Advisor
BMO Nesbitt Burns
International Legal Counsel
Davis & Company
Legal Counsel to the Financial Advisor
Fasken Martineau DuMoulin

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Release Date: 2005/09/15 08:57:06 AM

Aflease - Acquisition of the entire issued share capital of Aflease SXR and

further cautionary announcement
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

Acquisition of the entire issued share capital of Aflease by Southern Cross Resources Inc. ("SXR") ("the acquisition") and further cautionary announcement

1. Introduction

Further to the announcement released on SENS on 5 July 2005, Aflease ordinary shareholders are advised that Aflease and SXR have executed a definitive acquisition agreement, setting out the terms of the acquisition and including a proposed share consolidation of SXR ordinary shares in the ratio of 5:1 ("share consolidation").

2. Details of the acquisition

SXR wishes to acquire Aflease. To this end SXR will acquire the entire issued share capital of Aflease, in the ratio of 0,18 of one SXR common share for each Aflease ordinary share held, equivalent to a pre-consolidation ratio of 0,90, as announced previously. This will be rounded to the nearest whole number and credited as fully paid-up. SXR proposes to do this by way of a scheme of arrangement in terms of section 311 of the South African Companies Act 1973 (Act 61 of 1973), as amended ("Companies Act"), proposed by SXR between Aflease and the Aflease ordinary shareholders, excluding SXR ("the scheme"). The scheme requires the approval of a majority of Aflease ordinary shareholders, excluding SXR, representing not less than three-quarters of the votes exercisable by scheme members present and voting, either in person or by proxy, at the scheme meeting, the date of which will be announced in due course.

3. Opinions and recommendations

The board of directors of Aflease ("Aflease board") has, in terms of the Securities Regulation Code on Take-overs and Mergers, appointed an independent sub-committee. The independent sub committee has appointed EY Corporate Finance (Proprietary) Limited as an independent advisor, to advise the independent sub-committee on the terms and conditions of the acquisition and whether or not the acquisition is fair and reasonable to Aflease ordinary shareholders, pursuant to which the Aflease board will advise Aflease ordinary shareholders accordingly.

4. Due diligence investigations

SXR has successfully completed its technical due diligence on Aflease, utilising both its own technical staff and independent consultants and Aflease has also completed its confirmatory technical due diligence on SXR.

5. Financial effects

Financial effects of the acquisition will be made available to Aflease ordinary shareholders in due course.

6. The share consolidation

In addition, the Acquisition Agreement provides for a 5:1 share consolidation of SXR, concurrent with the implementation of the acquisition. Upon consolidation, each SXR shareholder will receive one new SXR common share for five SXR common shares currently held. Given the business scale and market capitalisation of the combined company, the boards of directors of both SXR and AFL have agreed to the share consolidation in order to both increase the capital raising options open to the combined company, as well as to enhance its investment appeal,

82-34632

common shares, pursuant to the implementation of the consolidation.
The issued share capital of Aflease, as at 14 September 2005, is 377,4 million ordinary shares, which will translate to approximately 67,9 million post consolidation common shares pursuant to the implementation of the acquisition. Accordingly, after the consolidation and acquisition the combined issued share capital of SXR will be approximately 83,3 million common shares.

7. Conditions precedent to the acquisition

The acquisition is subject to the fulfilment of the following conditions precedent:

- the approval of the acquisition by a majority of Aflease ordinary shareholders representing not less than three-quarters of the votes exercisable by Aflease shareholders present and voting either in person or by proxy, at the Aflease scheme meeting;
- the approval of the acquisition by the JSE, the Securities Regulation Panel and the South African Reserve Bank ("SARB");
- the SARB and the JSE granting approval for the secondary listing of SXR on the JSE and in the latter instance specifically for the listing of the requisite number of SXR shares on the JSE;
- the approval by the Competition Authorities of South Africa, if required, of the acquisition;
- a South African High Court ("Court") sanctioning the acquisition in terms of the Companies Act;
- the Registrar of South African Companies registering the Order of Court in South Africa;
- a material adverse change clause;
- the approval of the acquisition and the consolidation by a majority of votes cast at a special SXR common shareholder meeting; and
- SXR obtaining the requisite Canadian regulatory approvals.

8 Salient dates and times of the acquisition

Salient dates and times of the merger will be made available to Aflease ordinary shareholders when the scheme announcement is published.

9. Documentation to Aflease ordinary shareholders and further cautionary announcement.

A circular containing the final terms of the acquisition will be posted to Aflease ordinary shareholders in mid-October 2005.
Aflease ordinary shareholders are advised to continue to exercise caution in trading their Aflease ordinary shares until a further announcement is made.

10. Forward-looking Statement

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond Aflease's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the acquisition being approved and finalised are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.
The ordinary shares of Aflease Gold and Uranium Resources Limited ("AFL") and the common shares of Southern Cross Resources Inc. ("SXR") have not been and will not be registered under the U.S. Securities Act of 1933, as amended. This announcement does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will only be made by means of a prospectus that may be obtained from AFL and/or SXR and that will contain detailed information about these companies and management, as well as financial statements.

Johannesburg
15 September 2005
South African Investment Bank, Corporate Advisor and Sponsor
Nedbank Capital
Independent Reporting Accountants
PWC Inc.
South African Legal Counsel
Deneys Reitz
Financial Advisor
BMO Nesbitt Burns
International Legal Counsel
Davis & Company
Legal Counsel to the Financial Advisor
Fasken Martineau DuMoulin

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Release Date: 2005/09/19 03:06:05 PM

Aflease Advises of a Strike at Bonanza South

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease" or "the Company")

Aflease Advises of a Strike at Bonanza South

Aflease Gold and Uranium Resources regrets to announce that the National Union of Mineworkers today (Mon 19 September) began a strike at the Bonanza South gold mine near Klerksdorp, along with an illegal underground sit-in.

Bonanza South is serving as a pilot project, as Aflease prepares to start mining uranium at its nearby Dominion Reefs mine, which is expected to begin producing uranium in the first quarter of 2007.

Substantial efforts had been made in recent weeks to avert the strike, with the matter having most recently gone before the Commission for Conciliation, Mediation and Arbitration (CCMA.)

Aflease has offered a three year wage agreement.

i) The increase for the current year would have been an effective 10%, which is well in excess of the inflation rate of 3,5%, back-dated to 1st June 2005.

ii) This would have been followed by a 7% increase next year and an increase of 7,23% in the third year.

iii) In addition, management agreed to jointly investigate the setting up of a provident fund, into which employees could contribute on a voluntary basis.

Following the NUM's refusal to accept this offer, and request for a certificate from the CCMA to enable a strike to be mounted, Aflease was left with no other option than to withdraw this offer.

The company has informed its workers that it will implement the `no work; no pay' principle for the duration of any strike.

Management remains available for negotiation, and is eager to resolve the dispute as soon as possible.

Said Aflease CE Neal Froneman:

"This strike is most unfortunate as we have begun to ramp up production at Bonanza South, a mine which poured its first gold only at the end of June, after the company had been out of production since the beginning of 2004.

"During the initial months, as forecast, the operation is not yet turning a profit, and we have sought to impress on the union that this is a very sensitive phase of the project.

"We accept that we have a duty to look after our workforce, and we have already made a generous offer.

"However, we also have a duty to our shareholders to protect the Bonanza South mine against the impact of unwarranted wage inflation.

"We deeply regret this strike, but it would be wrong to suggest to our workforce that we have deep pockets, and that the strike can or will result in anything other than a threat to their future employment."

Contact:	Neal Froneman	083 628 0226
	Carol Smith	082 338 2228
	John Fraser	082 331 7330

Date: 19/09/2005 03:06:07 PM Produced by the JSE SENS Department

82-34632

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Release Date: 2005/09/20 03:21:59 PM

Aflease - Results of General Meeting

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease")
Results of General Meeting
Shareholders are advised that, at the General Meeting of Aflease shareholders held today, the resolutions relating to the Black Economic Empowerment ("BEE") transaction were adopted by 99.9% of the votes.
As a result of the meeting, legal force has been given to the establishment of the Micawber 397 (Proprietary) Limited ("Micawber") BEE consortium, a broad-based empowerment entity, which has a 30% representation from the local community and another 30% representation of previously disadvantaged employees.
Micawber will acquire a 26% stake in Aflease's Klerksdorp assets.
Johannesburg
20 September 2005
Sponsor
Nedbank Capital
Date: 20/09/2005 03:22:02 PM Produced by the JSE SENS Department

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Release Date: 2005/09/20 03:23:12 PM

Aflease Gold and Uranium is Empowered

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease" or "the Company")
20th September 2005
Aflease Gold and Uranium is Empowered
Shareholders give full backing to empowerment deal at special meeting.
Shareholders of Aflease Gold and Uranium Resources, at a General Meeting in Johannesburg today, backed resolutions to implement an historic empowerment deal, with votes of 99.9% in favour, just one abstention, and no votes against the resolutions.
Through their votes, they gave legal force to the disposal of an undivided 26% share of the company's Klerksdorp assets - the Dominion Reefs uranium project and the Bonanza South gold mine - to the Micawber empowerment consortium.
Micawber is comprised of an Aflease workers' trust and a Klerksdorp community trust, each holding 30% of the BEE consortium, plus Africa Vanguard Resources with a 20% interest, and four additional groupings each holding 5% - Indalo Resources, Emseni Investments, Umlilo Mining and Finance and Magumo Investments.
The empowerment deal is structured in such a way that the empowerment partners will be loaned the assets, paying for them from future dividend streams.
The deal also seeks to achieve broad-based empowerment through significant involvement of workers and the local community.Said Aflease CEO Neal Froneman:
"We pride ourselves on delivering what we have said we will do, and I am proud and pleased that our shareholders have voiced their support for the Micawber transaction. This demonstrates not only our commitment to the future of South Africa, but our determination to get the empowerment model right.
"Learning from previous empowerment programs, this current structure has been carefully thought out for the long-term so that there is sustainable empowerment with no losers. The empowerment partners are winners, as are Aflease shareholders, and as is South Africa.
"It has been a lot of work, and more work is needed to develop similar empowerment structures for our other South African operations.
"However, today we celebrate our new empowerment status, happy to demonstrate that this process can be got right, and that empowerment is something that can work - something to welcome, not to fear."
Micawber's and Africa Vanguard Resources' Chairman Sandile Zungu also welcomed the outcome of the Aflease shareholders'meeting:
"Aflease shareholders have voted in favour of a non-racial, economically-just South Africa, where those who have suffered in the past can be given a stake in the future," he said.
"This empowerment deal has been carefully structured so that it is lasting, and I am confident that we are seeing genuine empowerment of a kind which has not always been evident in South Africa in our short history as a true democracy.
"I am sure I speak for all the players in Micawber when I say we expect a long and rewarding relationship with Aflease - a company with massive potential, which I expect to bring benefits for all of its stakeholders, going forward."
Neal Froneman concluded:
"We are all determined to ensure that this is genuine empowerment, and that the new partners become closely involved in the future of Aflease, as the company heads for exciting new growth opportunities, linking up with Southern Cross Resources of Canada and local gold company Sub Nigel.

ideals and values of our rainbow democracy.
"It will serve as a model to other companies."

Contacts:	Neal Froneman:	083 628 0226
	John Fraser:	082 331 7330
	Carol Smith	082 338 2228
	Sandile Zungu:	083 269 0657

Date: 20/09/2005 03:23:14 PM Produced by the JSE SENS Department